Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 8 AUGUST 26, 2021
TO THE OFFERING CIRCULAR DATED SEPTEMBER 10, 2020
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Leasing at Southern Dairies;
•Update the status of our Southern Dairies Joint Venture
Lease at Southern Dairies
On August 24, 2021, our Manager executed a 12-year lease for 25,400 SF in the A Building of Southern Dairies @ Ponce City Market with a publicly traded, global entertainment company. The lease execution brings the Property’s leased occupancy from approximately 74% to approximately 92% and extends weighted average lease term from approximately 4.2 years to approximately 7.6 years as of August 31, 2021.

Southern Dairies Joint Venture
On August 19, 2021, Jamestown, LP, our sponsor, sold its 49% membership interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) to a third-party purchaser. Jamestown, LP maintains a sponsor co-investment of 200,000 shares in the Company, which owns the 51% controlling position in the Dairies JV. We believe the terms of the sale of Jamestown L.P.’s interest in the Dairies JV are favorable to us, providing us with sole discretion over decision rights such as the management and disposition of the property.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	8/26/2021

Safe Harbor Statement
This Current Report on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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